Exhibit 99.1

Quarterly Statement Q3 2021

SAP Cloud Momentum Accelerates Significantly

Strong Surge in ‘RISE with SAP’ Adoption

•	Current Cloud Backlog Up 24% (Up 22% At Constant Currencies)
•	S/4HANA Current Cloud Backlog Up 60% (Up 58% At Constant Currencies)
•	Cloud Revenue Up 20% (Up 20% At Constant Currencies)
•	IFRS Operating Profit Down 15%; Non-IFRS Operating Profit Up 2% (Up 2% At Constant Currencies)
•	Raises Full Year Revenue and Profit Outlook On The Basis of Strong Third Quarter

Our strategy is clearly working. Customers are choosing SAP for their business transformation in the cloud. We see record adoption of our applications and our platform. This has resulted in strong acceleration of our cloud growth.

Christian Klein, CEO

This has been an excellent quarter across all key financial metrics. We are seeing sustained, strong progress in SAP's transformation. Our cloud business is growing at an accelerating pace and has led to our improved full year outlook.

Luka Mucic, CFO

SAP Quarterly Statement Q3 2021	1

Walldorf, Germany – October 21, 2021

SAP SE (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2021.

Business Update Third Quarter 2021

Businesses around the world are reevaluating their business models with increased urgency given the dramatic changes due to the pandemic and the ongoing focus on digital transformation. Customers are choosing SAP for its clearly differentiated capabilities. In addition to helping customers manage their technical migrations, SAP is helping customers redefine and optimize their core end-to-end business processes. This expertise is based on SAP’s unmatched knowledge of industry best practices from working with customers of all sizes across industries and geographies. This is reflected in SAP’s strong third quarter results which were above market expectations.

SAP is seeing continued strong demand and adoption of its ‘RISE with SAP’ offering which customers of all sizes, including an increasing number of large clients, are selecting to manage their business transformation. As more customers adopt this holistic subscription offering, software licenses revenue decreased as anticipated.

SAP is seeing strong growth in current cloud backlog across its cloud portfolio, in particular with S/4HANA Cloud. SAP’s cloud revenue growth also accelerated sequentially.

Highlights

•	‘RISE with SAP’ continued to gain traction after a successful launch in January. SAP saw strong demand from companies of all sizes and closed deals with more than 300 customers in the third quarter. Large customers such as Asda Stores Ltd. and EG Group selected ‘RISE with SAP’. Additional wins included Cirque du Soleil, Philips Domestic Appliances Netherlands, HCL, Röhm, Etihad Water and Electricity, Tate & Lyle Americas, KTM Fahrrad, Ingram Micro, and Sky Italia.
•	More than 500 S/4HANA customers were added in the quarter, taking total adoption to more than 17,500 customers, up 16% year over year, of which more than 11,400 are live. In the third quarter, approximately 60% of the additional S/4HANA customers were net new.
•	Signavio continued to show outstanding performance as part of SAP’s Business Process Intelligence (BPI) segment. Current cloud backlog grew in triple digits. SAP’s BPI solutions are key to our customers’ business transformation and acceleration to the cloud. DB Schenker and many others chose SAP BPI solutions in the third quarter.
•	Business Technology Platform, SAP’s PaaS offering, is the foundation of the Intelligent Enterprise, providing a single platform for integration and extensibility across the SAP portfolio and non-SAP solutions, as well as deriving insights from data. Gartner named SAP a Leader in its Magic Quadrant for its Enterprise Integration PaaS report for the second year in a row, ahead of key competitors. Current cloud backlog grew in strong double digits. Dufry International, Yamaha Corporation, SoftBank, Office Depot Mexico, and Reckitt chose this offering in the third quarter.
•	SAP aims to make sustainability profitable and profitability sustainable, with solutions that provide unparalleled levels of transparency and understanding across data and processes. SAP launched SAP Product Footprint Management, which will help customers reduce their supply-chain carbon footprints. Forthcoming products include SAP Responsible Design and Production, which is designed to enable customers to build sustainable outcomes into product design, and SAP Sustainability Control Tower, which lets companies report effectively on their progress to net zero.
•	Key customer wins across SAP’s solutions portfolio included: Continental, Adidas, Bayer, Robert Bosch, U.S. Department of Defense, Siemens Energy, University of Florida, VMware, The Football Association, FAW-Volkswagen Automotive, and People’s Insurance Company of China (PICC). Lycamobile, E.ON, Atos, and Generali China Life Insurance all went live on SAP solutions in the third quarter.
•	Google Cloud and SAP partnered to accelerate business transformations in the cloud. The expanded partnership will help customers execute business transformations, migrate critical business systems to the cloud and augment existing business systems.
•	In September SAP and Dediq launched SAP Fioneer, a joint venture for the financial services industry. SAP Fioneer will help banking and insurance companies meet their needs for speed, scalability and cost-efficiency.
•	Qualtrics closed its acquisition of Clarabridge, a leader in omnichannel conversational analytics capabilities, on October 1st. This will further accelerate Qualtrics’ growth and position as the world’s #1 experience management platform.

SAP Quarterly Statement Q3 2021	2

Financial Performance Third Quarter 20211

SAP’s cloud momentum further accelerated in the third quarter with sequential growth in both current cloud backlog and cloud revenue. Current cloud backlog was up 24% to €8.17 billion and up 22% (at constant currencies). Concur’s backlog remained flat and weighed 3 percentage points on overall backlog growth. Cloud revenue was up 20% to €2.39 billion and up 20% (at constant currencies). SaaS/PaaS cloud revenue outside the Intelligent Spend business was up 27% and up 27% (at constant currencies). Software licenses revenue was down 8% year over year to €0.66 billion and down 8% (at constant currencies). Cloud and software revenue was up 7% to €5.91 billion and up 6% (at constant currencies). Services revenue was down 6% year over year to €0.93 billion and down 6% (at constant currencies). This revenue decline is primarily attributable to the November 2020 divestiture of SAP Digital Interconnect which contributed approximately €81 million of services revenue in the third quarter of 2020. Total revenue was up 5% year over year to €6.84 billion and up 5% (at constant currencies).

The share of more predictable revenue grew by 3 percentage points year over year to 77% in the third quarter.

IFRS Operating profit decreased 15% to €1.25 billion and IFRS Operating margin decreased by 4.3 percentage points to 18.2% mainly due to higher share-based compensation expenses (primarily related to Qualtrics). Non-IFRS Operating profit increased 2% to €2.10 billion (up 2% at constant currencies) and Non-IFRS Operating margin decreased by 0.9 percentage points to 30.7% (down 0.7 percentage points at constant currencies). IFRS and Non-IFRS Operating profit includes a disposal gain of €77 million related to the launch of SAP Fioneer, a dedicated Financial Services Industry unit jointly owned by SAP and Dediq.

IFRS Earnings per share decreased 10% to €1.19 and Non-IFRS Earning per share increased 2% to €1.74, including another strong contribution from Sapphire Ventures.

Operating cash flow for the first nine months was down 3% year over year to €4.95 billion. Free cash flow decreased by 1% year over year to €4.13 billion. Positive effects from lower share-based compensation and lower restructuring payments were compensated by higher income taxes paid net of refunds. At quarter end, net debt was –€3.62 billion.

Expanded Financial Disclosure – SAP’s Accelerated Cloud Transition

Beginning in 2021, SAP expanded its financial disclosure to provide investors with transparency on the transition of its core ERP business to the cloud. Specifically, the Company discloses current cloud backlog and cloud revenue contributed by SAP S/4HANA Cloud, along with nominal and constant currencies year-over-year growth rates.

In the third quarter, S/4HANA current cloud backlog was up 60% (Non-IFRS) to €1.28 billion and up 58% (at constant currencies). S/4HANA cloud revenue growth accelerated as anticipated, up 46% to €276 million and up 46% (at constant currencies).

SAP S/4HANA Cloud represents SAP’s cloud offering for core ERP processes. It mainly includes cloud solutions for financial management, supply chain management, engineering and manufacturing, order management and asset management, as well as associated data management, analytics, development and integration capabilities.

‘RISE with SAP’, SAP’s holistic offering for business transformation in the cloud, is an important driver of S/4HANA Cloud and Business Technology Platform adoption.

1 The Q3 2021 results were also impacted by other effects. For details please refer to the disclosures on page 30 of this document.

SAP Quarterly Statement Q3 2021	3

Segment Performance Third Quarter 2021

SAP’s three reportable segments “Applications, Technology & Support”, “Qualtrics” and “Services” showed the following performance:

Applications, Technology & Support (AT&S)

Segment revenue in AT&S was up 5% at € 5.76 billion year over year and up 5% (at constant currencies). Segment performance was driven by strong double-digit cloud revenue growth in S/4HANA Cloud, Digital Supply Chain, Business Technology Platform, and Customer Experience, in particular ecommerce. Software licenses revenue decreased as anticipated due to strong adoption of ‘RISE with SAP’. Segment support revenues were up 1% year over year (at constant currencies) reflecting high retention rates coupled with the shift of some support revenue to cloud.

Qualtrics

Qualtrics segment revenue was up 38% to €233 million year over year, up 39% (at constant currencies). The continued strong growth was driven by robust renewal rates and expansions as customers increase their usage and acquire additional modules of Qualtrics to measure all four experience areas: customer, employee, product, and brand. L.L.Bean, State of Colorado Department of Personnel and Administration/Dept. of Health, Kyoto University, DoorDash, Dish Network Corporation, ServiceNow, Peloton, Zoom, and NASCAR, among others, selected Qualtrics Experience Management Solutions.

Services

Services segment revenue was down 1% to €803 million year over year, down 1% (at constant currencies). While SAP continues to see solid growth in its Premium Engagement revenue on the basis of a very resilient business model, consulting revenue declined year over year.

Segment Results at a Glance

Segment Performance Third Quarter 2021

	Applications, Technology & Support			Qualtrics			Services
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	2,155	16	16	189	46	47	0	NA	NA
Segment revenue	5,762	5	5	233	38	39	803	–1	–1
Segment profit (loss)	2,406	3	4	14	71	68	201	5	5
Cloud gross margin (in %)	68.4	–0.9pp	–1.0pp	91.6	0.7pp	0.7pp	NM1)	NM1)	NM1)
Segment margin (in %)	41.8	–0.7pp	–0.6pp	5.9	1.1pp	1.0pp	25.0	1.3pp	1.5pp

1) NM = not meaningful

Regional Revenue Performance Third Quarter 2021

SAP had a strong cloud performance across all of its regions.

In the EMEA region, cloud and software revenue increased 8% and 7% (at constant currencies). Cloud revenue increased 29% and 28% (at constant currencies) with Germany, the UK and France being highlights.

In the Americas region, cloud and software revenue increased 6% and was up 6% (at constant currencies). Cloud revenue increased 14% and was up 14% (at constant currencies) with a robust performance in the U.S., Canada, Brazil and Mexico. The United States, SAP’s largest market, had another strong sequential acceleration in cloud revenue growth.

In the APJ region, cloud and software revenue increased 6% and 6% (at constant currencies). Cloud revenue increased 23% and 25% (at constant currencies) with Japan, Singapore and South Korea being highlights.

SAP Quarterly Statement Q3 2021	4

Financial Results at a Glance

Third Quarter 2021

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q3 2021	Q3 2020	∆ in %	Q3 2021	Q3 2020	∆ in %	∆ in % const. curr.
Current cloud backlog2)	NA	NA	NA	8,171	6,599	24	22
Thereof SAP S/4HANA Current Cloud Backlog2)	NA	NA	NA	1,283	801	60	58
Cloud revenue	2,386	1,984	20	2,386	1,984	20	20
Thereof SAP S/4HANA Cloud revenue	276	189	46	276	189	46	46
Software licenses and support revenue	3,524	3,559	–1	3,524	3,559	–1	–1
Cloud and software revenue	5,910	5,544	7	5,910	5,544	7	6
Total revenue	6,845	6,535	5	6,845	6,535	5	5
Share of more predictable revenue (in %)	77	74	3pp	77	74	3pp
Operating profit (loss)	1,249	1,473	–15	2,102	2,069	2	2
Profit (loss) after tax	1,418	1,652	–14	2,129	2,098	1
Basic earnings per share (in €)	1.19	1.32	–10	1.74	1.70	2
Number of employees (FTE, September 30)	105,015	101,450	4	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Nine months ended September 2021

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q3 2021	Q1–Q3 2020	∆ in %	Q1–Q3 2021	Q1–Q3 2020	∆ in %	∆ in % const. curr.
Current Cloud Backlog2)	NA	NA	NA	8,171	6,599	24	22
Thereof SAP S/4HANA Current Cloud Backlog2)	NA	NA	NA	1,283	801	60	58
Cloud revenue	6,806	6,039	13	6,806	6,041	13	17
Thereof SAP S/4HANA Cloud revenue	761	550	38	761	550	38	42
Software licenses and support revenue	10,281	10,610	–3	10,281	10,610	–3	–1
Cloud and software revenue	17,088	16,649	3	17,088	16,651	3	6
Total revenue	19,861	19,800	0	19,861	19,801	0	3
Share of more predictable revenue (in %)	77	74	3pp	77	74	3pp
Operating profit (loss)	3,193	3,967	–20	5,762	5,515	4	8
Profit (loss) after tax	3,936	3,348	18	6,063	4,507	35
Basic earnings per share (in €)	3.22	2.74	18	4.88	3.71	31
Number of employees (FTE, September 30)	105,015	101,450	4	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	5

Business Outlook 2021

SAP is raising its full-year 2021 outlook, reflecting the strong business performance which is expected to continue to accelerate cloud revenue growth. The Company continues to expect software licenses revenue to decline for the full year as more customers turn to the ‘RISE with SAP’ subscription offering for their mission-critical core processes. This outlook also continues to assume the COVID-19 crisis will continue to recede as vaccine programs roll out globally.

SAP now expects:

•	€9.4 – 9.6 billion Non-IFRS cloud revenue at constant currencies (2020: €8.09 billion), up 16% to 19% at constant currencies. The previous range was €9.3 – 9.5 billion at constant currencies.
•	€23.8 – 24.2 billion Non-IFRS cloud and software revenue at constant currencies (2020: €23.23 billion), up 2% to 4% at constant currencies. The previous range was €23.6 – 24.0 billion at constant currencies.
•	€8.1 – 8.3 billion Non-IFRS operating profit at constant currencies (2020: €8.29 billion), down 2% to flat at constant currencies. The previous range was €7.95 – 8.25 billion at constant currencies.

SAP continues to expect the share of more predictable revenue to reach approximately 75% (2020: 72%).

SAP continues to expect operating cash flow of approximately €6.0 billion (2020 €7.2 billion) and free cash flow above €4.5 billion (2020 €6.0 billion).

SAP now expects a full-year 2021 effective tax rate (IFRS) of 21.0% to 22.0% (previously: 21.5% to 23.0%) and an effective tax rate (non-IFRS) of 20.0% to 21.0% (previously: 20.0% to 21.5%).

While SAP’s full-year 2021 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q4 and FY 2021 expected currency impacts.

Expected Currency Impact Based on September 2021 Level for the Rest of the Year (Non-IFRS)
In percentage points	Q4	FY
Cloud revenue growth	0pp to 2pp	-4pp to -2pp
Cloud and software revenue growth	0pp to 2pp	-3pp to -1pp
Operating profit growth	0pp to 2pp	-3pp to -1pp

SAP is focusing on three non-financial indicators: customer loyalty, employee engagement, and carbon emissions.

In 2021 SAP continues to aim for:

•	a Customer Net Promoter Score of 5 to 10 (2020: 4)
•	an Employee Engagement Index in a range of 84% to 86% (2020: 86%)
•	Carbon emissions in a range of 90 to 110 kt (2020: 135 kt)

SAP Quarterly Statement Q3 2021	6

Additional Information

This Quarterly Statement and all information therein is unaudited.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of cloud revenue and software support revenue as a percentage of total revenue.

For explanations on other key growth metrics please refer to the performance management section of SAP’s Integrated Report 2020 and SAP’s Half-Year Report 2021, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, October 21, at 2:00 PM (CEST) / 1:00 PM (BST) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps to give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

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SAP Quarterly Statement Q3 2021	7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Quarterly Statement Q3 2021	8

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)	10

Primary Financial Statements of SAP Group (IFRS)	12

(A)	Consolidated Income Statements	12

(A.1)	Consolidated Income Statements – Quarter	12

(A.2)	Consolidated Income Statements – Year-to-Date	13

(B)	Consolidated Statements of Financial Position	14

(C)	Consolidated Statements of Cash Flows	15

Non-IFRS Numbers	16

(D)	Basis of Non-IFRS Presentation	16

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	17

(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter	17

(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date	18

(F)	Non-IFRS Adjustments – Actuals and Estimates	19

(G)	Non-IFRS Adjustments by Functional Areas	19

Disaggregations	21

(H)	Segment Reporting	21

(H.1)	Segment Policies and Segment Changes	21

(H.2)	Segment Reporting – Quarter	21

(H.3)	Segment Reporting – Year-to-Date	23

(I)	Reconciliation of Cloud Revenues and Margins	25

(I.1)	Reconciliation of Cloud Revenues and Margins – Quarter	25

(I.2)	Reconciliation of Cloud Revenues and Margins – Year-to-Date	25

(J)	Revenue by Region (IFRS and Non-IFRS)	26

(J.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	26

(J.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date	27

(K)	Employees by Region and Functional Areas	28

Other Disclosures		29

(L)	Financial Income, Net	29

(M)	Business Combinations and Divestments	29

(M.1)	Business Combinations	29

(M.2)	Divestments	29

(N)	Qualtrics Initial Public Offering (IPO)	29

(O)	Share Based Payments	29

(P)	Financial Liabilities	30

(Q)	Change in non-IFRS revenue measures	30

SAP Quarterly Statement Q3 2021	9

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021	Q3 2021
Revenues
Cloud (IFRS)	2,011	2,044	1,984	2,041	8,080	2,145	2,276	2,386
Cloud (non-IFRS)	2,012	2,044	1,984	2,044	8,085	2,145	2,276	2,386
% change – yoy	27	19	10	7	15	7	11	20
% change constant currency – yoy	25	18	14	13	18	13	17	20
SAP S/4HANA Cloud (IFRS)	168	193	189	NA	NA	227	257	276
SAP S/4HANA Cloud (non-IFRS)	168	193	189	NA	NA	227	257	276
% change – yoy	NA	NA	NA	NA	NA	36	33	46
% change constant currency – yoy	NA	NA	NA	NA	NA	43	39	46
Software licenses (IFRS)	451	773	714	1,703	3,642	483	650	657
Software licenses (non-IFRS)	451	773	714	1,703	3,642	483	650	657
% change – yoy	–31	–18	–23	–15	–20	7	–16	–8
% change constant currency – yoy	–31	–18	–19	–11	–17	11	–13	–8
Software support (IFRS)	2,934	2,892	2,845	2,835	11,506	2,801	2,823	2,867
Software support (non-IFRS)	2,934	2,892	2,845	2,835	11,506	2,801	2,823	2,867
% change – yoy	3	1	–2	–4	0	–5	–2	1
% change constant currency – yoy	2	2	1	0	1	0	1	1
Software licenses and support (IFRS)	3,386	3,665	3,559	4,538	15,148	3,283	3,474	3,524
Software licenses and support (non-IFRS)	3,386	3,665	3,559	4,538	15,148	3,283	3,474	3,524
% change – yoy	–3	–4	–7	–8	–6	–3	–5	–1
% change constant currency – yoy	–4	–3	–4	–4	–4	1	–2	–1
Cloud and software (IFRS)	5,397	5,709	5,544	6,579	23,228	5,428	5,750	5,910
Cloud and software (non-IFRS)	5,398	5,709	5,544	6,582	23,233	5,428	5,750	5,910
% change – yoy	6	3	–2	–4	1	1	1	7
% change constant currency – yoy	5	3	2	1	3	6	5	6
Total revenue (IFRS)	6,521	6,743	6,535	7,538	27,338	6,348	6,669	6,845
Total revenue (non-IFRS)	6,522	6,744	6,535	7,541	27,343	6,348	6,669	6,845
% change – yoy	7	1	–4	–6	–1	–3	–1	5
% change constant currency – yoy	5	1	0	–2	1	2	3	5
Share of more predictable revenue (IFRS, in %)	76	73	74	65	72	78	76	77
Share of more predictable revenue (non-IFRS, in %)	76	73	74	65	72	78	76	77

Profits
Operating profit (loss) (IFRS)	1,210	1,284	1,473	2,657	6,623	960	984	1,249
Operating profit (loss) (non-IFRS)	1,482	1,964	2,069	2,772	8,287	1,738	1,922	2,102
% change	1	8	–1	–2	1	17	–2	2
% change constant currency	0	7	4	3	4	24	3	2
Profit (loss) after tax (IFRS)	811	885	1,652	1,934	5,283	1,070	1,449	1,418
Profit (loss) after tax (non-IFRS)	1,015	1,395	2,098	2,026	6,534	1,720	2,214	2,129
% change	–6	6	34	–7	6	70	59	1

Margins
Cloud gross margin (IFRS, in %)	66.4	66.0	66.4	67.6	66.6	67.2	67.5	67.0
Cloud gross margin (non-IFRS, in %)	69.3	69.5	69.7	70.3	69.7	69.5	70.0	69.4
Software license and support gross margin (IFRS, in %)	85.2	86.4	86.7	88.2	86.7	85.7	86.5	87.1
Software license and support gross margin (non-IFRS, in %)	85.7	87.4	87.6	88.5	87.4	86.3	87.3	87.8
Cloud and software gross margin (IFRS, in %)	78.2	79.1	79.4	81.8	79.7	78.4	79.0	79.0
Cloud and software gross margin (non-IFRS, in %)	79.6	81.0	81.2	82.8	81.2	79.7	80.5	80.4
Gross margin (IFRS, in %)	68.3	69.9	71.1	74.8	71.2	70.3	70.8	71.4
Gross margin (non-IFRS, in %)	69.8	72.6	73.7	75.8	73.1	72.3	73.4	73.6
Operating margin (IFRS, in %)	18.6	19.0	22.5	35.2	24.2	15.1	14.8	18.2
Operating margin (non-IFRS, in %)	22.7	29.1	31.7	36.8	30.3	27.4	28.8	30.7
AT&S segment – Cloud gross margin (in %)	69.1	69.2	69.3	69.6	69.3	68.7	69.2	68.4

SAP Quarterly Statement Q3 2021	10

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021	Q3 2021
AT&S segment – Segment gross margin (in %)	78.6	80.1	80.6	82.6	80.6	78.9	79.5	79.7
AT&S segment – Segment margin (in %)	35.7	42.3	42.5	47.7	42.3	39.2	40.6	41.8
Qualtrics segment – Cloud gross margin (in %)	90.8	91.0	90.9	94.1	91.8	92.2	92.4	91.6
Qualtrics segment – Segment gross margin (in %)	75.4	78.4	79.1	77.4	77.6	79.5	80.3	80.7
Qualtrics segment – Segment margin (in %)	–10.1	0.8	4.7	0.9	–0.6	6.2	6.3	5.9
Services segment – Services gross margin (in %)	30.1	36.0	39.0	33.3	34.5	36.6	37.0	39.1
Services segment – Segment gross margin (in %)	26.6	33.4	36.3	29.9	31.4	33.0	34.2	36.4
Services segment – Segment margin (in %)	14.6	19.4	23.7	19.0	19.1	21.5	22.7	25.0

Key Profit Ratios
Effective tax rate (IFRS, in %)	27.7	33.1	20.2	28.5	26.8	20.0	19.7	18.9
Effective tax rate (non-IFRS, in %)	27.2	30.3	21.3	28.2	26.5	18.7	19.2	18.2
Earnings per share, basic (IFRS, in €)	0.68	0.73	1.32	1.62	4.35	0.88	1.15	1.19
Earnings per share, basic (non-IFRS, in €)	0.85	1.17	1.70	1.70	5.41	1.40	1.75	1.74

Order Entry and current cloud backlog
Current cloud backlog	6,634	6,638	6,599	7,155	7,155	7,628	7,766	8,171
% change – yoy	25	20	10	7	7	15	17	24
% change constant currency – yoy	24	21	16	14	14	19	20	22
SAP S/4HANA Current cloud backlog	744	780	801	NA	NA	1,036	1,130	1,283
% change – yoy	NA	NA	NA	NA	NA	39	45	60
% change constant currency – yoy	NA	NA	NA	NA	NA	43	48	58
Orders – number of cloud deals (in transactions)	3,145	3,844	4,044	6,137	17,166	4,132	5,064	4,960
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	28	28	28	31	29	27	34	40
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	37	36	37	32	34	39	32	31
Orders – number of on-premise software deals (in transactions)	10,517	9,175	11,006	14,918	45,616	9,687	10,033	9,321
Share of orders greater than €5 million based on total software order entry volume (in %)	24	34	30	29	30	23	22	31
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	38	37	32	36	42	43	41

Liquidity and Cash Flow
Net cash flows from operating activities	2,984	788	1,321	2,100	7,194	3,085	686	1,183
Capital expenditure	–333	–164	–155	–164	–816	–153	–191	–202
Payments of lease liabilities	–72	–84	–115	–107	–378	–84	–92	–99
Free cash flow	2,580	540	1,052	1,829	6,000	2,848	403	881
% of total revenue (IFRS)	40	8	16	24	22	45	6	13
% of profit after tax (IFRS)	318	61	64	95	114	266	28	62
Group liquidity	7,872	7,401	7,760	6,781	6,781	11,573	8,548	9,375
Financial debt (–)	–13,700	–14,855	–14,649	–13,283	–13,283	–14,230	–13,116	–12,994
Net debt (–)	–5,827	–7,454	–6,889	–6,503	–6,503	–2,658	–4,568	–3,619

Financial Position
Cash and cash equivalents	7,816	6,205	7,434	5,311	5,311	10,332	7,764	7,943
Goodwill	29,731	29,214	28,184	27,554	27,554	29,382	29,073	29,654
Total assets	62,947	60,709	59,278	58,465	58,465	66,479	63,076	65,030
Contract liabilities (current)	6,726	5,791	4,237	4,150	4,150	6,796	6,175	4,846
Equity ratio (total equity in % of total assets)	49	48	50	51	51	52	54	57

Non-Financials
Number of employees (quarter end)1)	101,150	101,379	101,450	102,430	102,430	103,142	103,876	105,015
Employee retention (in %, rolling 12 months)	93.3	93.9	94.8	95.3	95.3	95.4	94.8	93.7
Women in management (in %, quarter end)	26.8	27.3	27.3	27.5	27.5	27.6	27.9	28.2
Greenhouse gas emissions (in kilotons)	65	25	25	20	135	30	20	25

1) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	11

Primary Financial Statements of SAP Group (IFRS)

(A)        Consolidated Income Statements

(A.1)       Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2021	Q3 2020	∆ in %
Cloud	2,386	1,984	20
Software licenses	657	714	–8
Software support	2,867	2,845	1
Software licenses and support	3,524	3,559	–1
Cloud and software	5,910	5,544	7
Services	935	992	–6
Total revenue	6,845	6,535	5

Cost of cloud	–788	–667	18
Cost of software licenses and support	–454	–472	–4
Cost of cloud and software	–1,242	–1,140	9
Cost of services	–716	–750	–5
Total cost of revenue	–1,958	–1,890	4
Gross profit	4,887	4,646	5
Research and development	–1,300	–1,113	17
Sales and marketing	–1,845	–1,678	10
General and administration	–576	–345	67
Restructuring	13	8	55
Other operating income/expense, net	70	–46	<-100
Total operating expenses	–5,596	–5,063	11
Operating profit (loss)	1,249	1,473	–15

Other non-operating income/expense, net	16	–19	<-100
Finance income	716	736	–3
Finance costs	–233	–120	94
Financial income, net	484	616	–21
Profit (loss) before tax	1,749	2,070	–16

Income tax expense	–331	–418	–21
Profit (loss) after tax	1,418	1,652	–14
Attributable to owners of parent	1,406	1,556	–10
Attributable to non-controlling interests	12	96	–88

Earnings per share, basic (in €)1)	1.19	1.32	–10
Earnings per share, diluted (in €)1)	1.19	1.32	–10

1) For the three months ended September 30, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,180 million
(diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	12

(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2021	Q1–Q3 2020	∆ in %
Cloud	6,806	6,039	13
Software licenses	1,790	1,939	–8
Software support	8,491	8,671	–2
Software licenses and support	10,281	10,610	–3
Cloud and software	17,088	16,649	3
Services	2,774	3,150	–12
Total revenue	19,861	19,800	0

Cost of cloud	–2,232	–2,037	10
Cost of software licenses and support	–1,393	–1,471	–5
Cost of cloud and software	–3,625	–3,508	3
Cost of services	–2,163	–2,475	–13
Total cost of revenue	–5,788	–5,983	–3
Gross profit	14,073	13,816	2
Research and development	–3,778	–3,323	14
Sales and marketing	–5,336	–5,362	0
General and administration	–1,674	–1,074	56
Restructuring	–151	–4	>100
Other operating income/expense, net	58	–86	<-100
Total operating expenses	–16,668	–15,833	5
Operating profit (loss)	3,193	3,967	–20

Other non-operating income/expense, net	45	–122	<-100
Finance income	2,265	1,142	98
Finance costs	–614	–474	30
Financial income, net	1,651	669	>100
Profit (loss) before tax	4,890	4,514	8

Income tax expense	–954	–1,166	–18
Profit (loss) after tax	3,936	3,348	18
Attributable to owners of parent	3,802	3,237	17
Attributable to non-controlling interests	134	112	20

Earnings per share, basic (in €)1)	3.22	2.74	18
Earnings per share, diluted (in €)1)	3.22	2.74	18

1) For the nine months ended September 30, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted: 1,180 million) and 1,183 million
(diluted: 1,183 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	13

(B)       Consolidated Statements of Financial Position

as at 9/30/2021 and 12/31/2020
€ millions	2021	2020
Cash and cash equivalents	7,943	5,311
Other financial assets	1,557	1,635
Trade and other receivables	5,030	6,593
Other non-financial assets	1,640	1,321
Tax assets	757	210
Total current assets	16,927	15,069
Goodwill	29,654	27,554
Intangible assets	3,810	3,784
Property, plant, and equipment	4,834	5,041
Other financial assets	5,789	3,512
Trade and other receivables	100	137
Other non-financial assets	2,243	1,926
Tax assets	279	271
Deferred tax assets	1,394	1,173
Total non-current assets	48,103	43,396
Total assets	65,030	58,465

€ millions	2021	2020
Trade and other payables	1,142	1,213
Tax liabilities	265	414
Financial liabilities	4,205	2,348
Other non-financial liabilities	3,966	4,643
Provisions	87	73
Contract liabilities	4,846	4,150
Total current liabilities	14,511	12,842
Trade and other payables	118	98
Tax liabilities	823	667
Financial liabilities	11,342	13,605
Other non-financial liabilities	722	770
Provisions	386	362
Deferred tax liabilities	252	158
Contract liabilities	51	36
Total non-current liabilities	13,695	15,696
Total liabilities	28,207	28,537
Issued capital	1,229	1,229
Share premium	1,605	545
Retained earnings	34,492	32,026
Other components of equity	949	–1,011
Treasury shares	–3,072	–3,072
Equity attributable to owners of parent	35,203	29,717

Non-controlling interests	1,621	211
Total equity	36,823	29,928
Total equity and liabilities	65,030	58,465

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	14

(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2021	Q1–Q3 2020
Profit (loss) after tax	3,936	3,348
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	1,308	1,369
Share-based payment expense	1,961	1,064
Income tax expense	954	1,166
Financial income, net	–1,651	–669
Decrease/increase in allowances on trade receivables	–17	64
Other adjustments for non-cash items	15	–5
Decrease/increase in trade and other receivables	1,718	1,950
Decrease/increase in other assets	–370	–504
Increase/decrease in trade payables, provisions, and other liabilities	–689	–675
Increase/decrease in contract liabilities	500	183
Share-based payments	–923	–1,119
Interest paid	–142	–202
Interest received	35	102
Income taxes paid, net of refunds	–1,682	–977
Net cash flows from operating activities	4,954	5,094
Business combinations, net of cash and cash equivalents acquired	–1,017	–61
Proceeds from sales of subsidiaries or other businesses	–47	0
Purchase of intangible assets or property, plant, and equipment	–546	–652
Proceeds from sales of intangible assets or property, plant, and equipment	69	63
Purchase of equity or debt instruments of other entities	–2,393	–786
Proceeds from sales of equity or debt instruments of other entities	2,264	416
Net cash flows from investing activities	–1,668	–1,019
Dividends paid	–2,182	–1,864
Dividends paid on non-controlling interests	–19	–2
Purchase of treasury shares	0	–742
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	1,847	0
Proceeds from borrowings	1,600	2,115
Repayments of borrowings	–1,949	–1,082
Payments of lease liabilities	–276	–271
Transactions with non-controlling interests	0	–59
Net cash flows from financing activities	–979	–1,904
Effect of foreign currency rates on cash and cash equivalents	326	–51
Net decrease/increase in cash and cash equivalents	2,633	2,119
Cash and cash equivalents at the beginning of the period	5,311	5,314
Cash and cash equivalents at the end of the period	7,943	7,434

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	15

Non-IFRS Numbers

(D)       Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

SAP Quarterly Statement Q3 2021	16

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)   Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated	Q3 2021					Q3 2020			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	2,386	0	2,386	–1	2,384	1,984	0	1,984	20	20	20
Software licenses	657	0	657	–3	654	714	0	714	–8	–8	–8
Software support	2,867	0	2,867	–4	2,863	2,845	0	2,845	1	1	1
Software licenses and support	3,524	0	3,524	–8	3,517	3,559	0	3,559	–1	–1	–1
Cloud and software	5,910	0	5,910	–9	5,901	5,544	0	5,544	7	7	6
Services	935	0	935	–2	933	992	0	992	–6	–6	–6
Total revenue	6,845	0	6,845	–10	6,834	6,535	0	6,535	5	5	5

Operating Expense Numbers
Cost of cloud	–788	58	–730			–667	65	–602	18	21
Cost of software licenses and support	–454	25	–430			–472	31	–441	–4	–3
Cost of cloud and software	–1,242	82	–1,160			–1,140	97	–1,043	9	11
Cost of services	–716	71	–645			–750	71	–679	–5	–5
Total cost of revenue	–1,958	153	–1,805			–1,890	168	–1,722	4	5
Gross profit	4,887	153	5,040			4,646	168	4,814	5	5
Research and development	–1,300	145	–1,155			–1,113	122	–990	17	17
Sales and marketing	–1,845	267	–1,578			–1,678	240	–1,438	10	10
General and administration	–576	302	–274			–345	74	–270	67	1
Restructuring	13	–13	0			8	–8	0	55	NA
Other operating income/expense, net	70	0	70			–46	0	–46	<-100	<-100
Total operating expenses	–5,596	853	–4,742	27	–4,716	–5,063	596	–4,466	11	6	6

Profit Numbers
Operating profit (loss)	1,249	853	2,102	16	2,119	1,473	597	2,069	–15	2	2
Other non-operating income/expense, net	16	0	16			–19	0	–19	<-100	<-100
Finance income	716	0	716			736	0	736	–3	–3
Finance costs	–233	0	–233			–120	0	–120	94	94
Financial income, net	484	0	484			616	0	616	–21	–21
Profit (loss) before tax	1,749	853	2,602			2,070	597	2,666	–16	–2
Income tax expense	–331	–142	–474			–418	–150	–568	–21	–17
Profit (loss) after tax	1,418	711	2,129			1,652	446	2,098	–14	1
Attributable to owners of parent	1,406	644	2,050			1,556	446	2,002	–10	2
Attributable to non-controlling interests	12	67	79			96	0	96	–88	–18

Key Ratios
Operating margin (in %)	18.2		30.7		31.0	22.5		31.7	–4.3pp	–0.9pp	–0.7pp
Effective tax rate (in %)2)	18.9		18.2			20.2		21.3	–1.3pp	–3.1pp
Earnings per share, basic (in €)	1.19		1.74			1.32		1.70	–10	2

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2021 and Q3 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	17

(E.2)       Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2021					Q1–Q3 2020			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	6,806	0	6,806	253	7,060	6,039	2	6,041	13	13	17
Software licenses	1,790	0	1,790	36	1,826	1,939	0	1,939	–8	–8	–6
Software support	8,491	0	8,491	225	8,716	8,671	0	8,671	–2	–2	1
Software licenses and support	10,281	0	10,281	261	10,542	10,610	0	10,610	–3	–3	–1
Cloud and software	17,088	0	17,088	514	17,602	16,649	2	16,651	3	3	6
Services	2,774	0	2,774	86	2,859	3,150	0	3,150	–12	–12	–9
Total revenue	19,861	0	19,861	600	20,461	19,800	2	19,801	0	0	3

Operating Expense Numbers
Cost of cloud	–2,232	166	–2,066			–2,037	193	–1,844	10	12
Cost of software licenses and support	–1,393	74	–1,319			–1,471	84	–1,387	–5	–5
Cost of cloud and software	–3,625	240	–3,385			–3,508	277	–3,231	3	5
Cost of services	–2,163	210	–1,953			–2,475	166	–2,309	–13	–15
Total cost of revenue	–5,788	450	–5,338			–5,983	443	–5,540	–3	–4
Gross profit	14,073	450	14,523			13,816	445	14,261	2	2
Research and development	–3,778	396	–3,382			–3,323	285	–3,037	14	11
Sales and marketing	–5,336	749	–4,587			–5,362	628	–4,734	0	–3
General and administration	–1,674	823	–850			–1,074	186	–888	56	–4
Restructuring	–151	151	0			–4	4	0	>100	NA
Other operating income/expense, net	58	0	58			–86	0	–86	<-100	<-100
Total operating expenses	–16,668	2,569	–14,100	–389	–14,489	–15,833	1,547	–14,286	5	–1	1

Profit Numbers
Operating profit (loss)	3,193	2,569	5,762	210	5,972	3,967	1,548	5,515	–20	4	8
Other non-operating income/expense, net	45	0	45			–122	0	–122	<-100	<-100
Finance income	2,265	0	2,265			1,142	0	1,142	98	98
Finance costs	–614	0	–614			–474	0	–474	30	30
Financial income, net	1,651	0	1,651			669	0	669	>100	>100
Profit (loss) before tax	4,890	2,569	7,459			4,514	1,548	6,062	8	23
Income tax expense	–954	–442	–1,396			–1,166	–389	–1,555	–18	–10
Profit (loss) after tax	3,936	2,126	6,063			3,348	1,159	4,507	18	35
Attributable to owners of parent	3,802	1,955	5,757			3,237	1,159	4,396	17	31
Attributable to non-controlling interests	134	171	306			112	0	112	20	>100

Key Ratios
Operating margin (in %)	16.1		29.0		29.2	20.0		27.9	–4.0pp	1.2pp	1.3pp
Effective tax rate (in %)2)	19.5		18.7			25.8		25.6	–6.3pp	–6.9pp
Earnings per share, basic (in €)	3.22		4.88			2.74		3.71	18	31

1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	18

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2021	Q1–Q3 2021	Q3 2021	Q1–Q3 2020	Q3 2020
Operating profit (loss) (IFRS)		3,193	1,249	3,967	1,473
Revenue adjustments	NA	0	0	2	0
Adjustment for acquisition-related charges	560–660	457	161	478	153
Adjustment for share-based payment expenses	2,300–2,800	1,961	705	1,064	452
Adjustment for restructuring	150–200	151	–13	4	–8
Operating expense adjustments		2,569	853	1,547	596
Operating profit (loss) adjustments		2,569	853	1,548	597
Operating profit (loss) (non-IFRS)		5,762	2,102	5,515	2,069

Due to rounding, numbers may not add up precisely.

(G)       Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2021					Q3 2020
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud	–788	42	16	0	–730	–667	50	15	0	–602
Cost of software licenses and support	–454	8	16	0	–430	–472	10	21	0	–441
Cost of services	–716	5	66	0	–645	–750	1	70	0	–679
Research and development	–1,300	2	142	0	–1,155	–1,113	2	121	0	–990
Sales and marketing	–1,845	91	175	0	–1,578	–1,678	89	151	0	–1,438
General and administration	–576	12	289	0	–274	–345	1	73	0	–270
Restructuring	13	0	0	–13	0	8	0	0	–8	0
Other operating income/expense, net	70	0	0	0	70	–46	0	0	0	–46
Total operating expenses	–5,596	161	705	–13	–4,742	–5,063	153	452	–8	–4,466

€ millions	Q1–Q3 2021					Q1–Q3 2020
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud	–2,232	122	44	0	–2,066	–2,037	156	38	0	–1,844
Cost of software licenses and support	–1,393	24	50	0	–1,319	–1,471	32	52	0	–1,387
Cost of services	–2,163	15	195	0	–1,953	–2,475	2	164	0	–2,309
Research and development	–3,778	6	390	0	–3,382	–3,323	6	279	0	–3,037
Sales and marketing	–5,336	272	477	0	–4,587	–5,362	280	348	0	–4,734
General and administration	–1,674	18	805	0	–850	–1,074	3	183	0	–888
Restructuring	–151	0	0	151	0	–4	0	0	4	0
Other operating income/expense, net	58	0	0	0	58	–86	0	0	0	–86
Total operating expenses	–16,668	457	1,961	151	–14,100	–15,833	478	1,064	4	–14,286

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	19

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2021	Q1–Q3 2021	Q3 2020	Q1–Q3 2020
Cost of cloud	5	–125	0	0
Cost of software licenses and support	0	–3	2	–1
Cost of services	1	–14	1	–4
Research and development	1	–10	3	–2
Sales and marketing	5	2	1	1
General and administration	0	–1	2	1
Restructuring expenses	13	–151	8	–4

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	20

Disaggregations

(H)          Segment Reporting

(H.1)       Segment Policies and Segment Changes

SAP has three reportable segments: the Applications, Technology & Support segment, the Qualtrics segment, and the Services segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Report 2021.

(H.2)       Segment Reporting – Quarter

Applications, Technology & Support

€ millions, unless otherwise stated (non-IFRS)	Q3 2021		Q3 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	2,155	2,153	1,853	16	16
Software licenses	655	652	714	–8	–9
Software support	2,867	2,863	2,844	1	1
Software licenses and support	3,522	3,515	3,559	–1	–1
Cloud and software	5,677	5,667	5,411	5	5
Services	85	85	62	37	37
Total segment revenue	5,762	5,752	5,473	5	5
Cost of cloud	–681	–682	–569	20	20
Cost of software licenses and support	–394	–393	–406	–3	–3
Cost of cloud and software	–1,076	–1,074	–975	10	10
Cost of services	–96	–95	–87	10	10
Total cost of revenue	–1,171	–1,170	–1,062	10	10
Segment gross profit	4,590	4,582	4,412	4	4
Other segment expenses	–2,184	–2,173	–2,085	5	4
Segment profit (loss)	2,406	2,410	2,327	3	4
Margins
Cloud gross margin (in %)	68.4	68.3	69.3	–0.9pp	–1.0pp
Segment gross margin (in %)	79.7	79.7	80.6	–0.9pp	–0.9pp
Segment margin (in %)	41.8	41.9	42.5	–0.7pp	–0.6pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	21

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q3 2021		Q3 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	189	191	129	46	47
Cloud and software	189	191	129	46	47
Services	43	43	39	10	10
Total segment revenue	233	234	169	38	39
Cost of cloud	–16	–16	–12	35	36
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–16	–16	–12	35	36
Cost of services	–29	–29	–24	23	24
Total cost of revenue	–45	–45	–35	27	28
Segment gross profit	188	189	134	41	42
Other segment expenses	–174	–176	–125	39	40
Segment profit (loss)	14	13	8	71	68
Margins
Cloud gross margin (in %)	91.6	91.6	90.9	0.7pp	0.7pp
Segment gross margin (in %)	80.7	80.7	79.1	1.6pp	1.7pp
Segment margin (in %)	5.9	5.7	4.7	1.1pp	1.0pp

Due to rounding, numbers may not add up precisely.

Services

€ millions, unless otherwise stated (non-IFRS)	Q3 2021		Q3 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud and software	0	0	1	<-100	<-100
Services	803	801	808	–1	–1
Total segment revenue	803	801	809	–1	–1
Cost of cloud	–18	–18	–17	7	7
Cost of software licenses and support	–4	–4	–6	–33	–33
Cost of cloud and software	–21	–21	–22	–3	–4
Cost of services	–489	–488	–493	–1	–1
Total cost of revenue	–511	–509	–515	–1	–1
Segment gross profit	292	292	294	–1	–1
Other segment expenses	–91	–91	–102	–10	–11
Segment profit (loss)	201	201	192	5	5
Margins
Services gross margin (in %)	39.1	39.1	39.0	0.1pp	0.2pp
Segment gross margin (in %)	36.4	36.5	36.3	0.1pp	0.2pp
Segment margin (in %)	25.0	25.1	23.7	1.3pp	1.5pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	22

(H.3)       Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2021		Q1–Q3 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	6,179	6,399	5,654	9	13
Software licenses	1,787	1,823	1,934	–8	–6
Software support	8,490	8,715	8,669	–2	1
Software licenses and support	10,277	10,537	10,603	–3	–1
Cloud and software	16,455	16,937	16,257	1	4
Services	239	245	209	14	17
Total segment revenue	16,694	17,181	16,466	1	4
Cost of cloud	–1,930	–2,006	–1,742	11	15
Cost of software licenses and support	–1,214	–1,243	–1,294	–6	–4
Cost of cloud and software	–3,144	–3,248	–3,035	4	7
Cost of services	–299	–306	–295	2	4
Total cost of revenue	–3,443	–3,555	–3,330	3	7
Segment gross profit	13,251	13,626	13,136	1	4
Other segment expenses	–6,479	–6,641	–6,511	0	2
Segment profit (loss)	6,772	6,985	6,625	2	5
Margins
Cloud gross margin (in %)	68.8	68.7	69.2	–0.4pp	–0.5pp
Segment gross margin (in %)	79.4	79.3	79.8	–0.4pp	–0.5pp
Segment margin (in %)	40.6	40.7	40.2	0.3pp	0.4pp

Due to rounding, numbers may not add up precisely.

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2021		Q1–Q3 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	522	554	380	38	46
Cloud and software	522	554	380	38	46
Services	123	130	118	4	10
Total segment revenue	645	685	498	30	38
Cost of cloud	–42	–44	–35	20	26
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–42	–44	–35	20	26
Cost of services	–86	–91	–77	13	18
Total cost of revenue	–128	–134	–111	15	21
Segment gross profit	517	551	387	34	42
Other segment expenses	–478	–513	–393	22	31
Segment profit (loss)	39	38	–6	<-100	<-100
Margins
Cloud gross margin (in %)	92.1	92.1	90.9	1.1pp	1.2pp
Segment gross margin (in %)	80.2	80.4	77.7	2.5pp	2.7pp
Segment margin (in %)	6.1	5.5	–1.2	7.3pp	6.7pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	23

Services

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2021		Q1–Q3 2020	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud and software	0	0	3	–95	–96
Services	2,398	2,470	2,568	–7	–4
Total segment revenue	2,398	2,470	2,571	–7	–4
Cost of cloud	–60	–62	–56	7	11
Cost of software licenses and support	–14	–15	–22	–36	–33
Cost of cloud and software	–74	–77	–78	–5	–2
Cost of services	–1,497	–1,538	–1,673	–11	–8
Total cost of revenue	–1,571	–1,614	–1,751	–10	–8
Segment gross profit	828	856	820	1	4
Other segment expenses	–275	–282	–330	–17	–15
Segment profit (loss)	553	574	490	13	17
Margins
Services gross margin (in %)	37.6	37.7	34.8	2.7pp	2.9pp
Segment gross margin (in %)	34.5	34.6	31.9	2.6pp	2.8pp
Segment margin (in %)	23.0	23.2	19.1	4.0pp	4.2pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	24

(I)	Reconciliation of Cloud Revenues and Margins

(I.1)	Reconciliation of Cloud Revenues and Margins – Quarter

€ millions, unless otherwise stated						Q3 2021			Q3 2020			∆ in %
		IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency3)
Cloud revenue – SaaS/PaaS1)	Intelligent Spend	714	0	714	1	715	650	0	650	10	10	10
	Other	1,434	0	1,434	–3	1,431	1,127	0	1,127	27	27	27
	Total	2,148	0	2,148	–1	2,146	1,777	0	1,777	21	21	21
Cloud revenue – IaaS2)		238	0	238	0	238	208	0	208	15	15	15
Cloud revenue		2,386	0	2,386	–1	2,384	1,984	0	1,984	20	20	20
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend	79.4		80.0		79.9	78.2		78.3	1.2pp	1.7pp	1.7pp
	Other	66.2		69.8		69.7	65.9		71.4	0.4pp	–1.6pp	–1.7pp
	Total	70.6		73.2		73.1	70.4		73.9	0.2pp	–0.7pp	–0.8pp
Cloud gross margin – IaaS2) (in %)		34.3		35.3		35.3	32.2		33.4	2.1pp	2.0pp	1.9pp
Cloud gross margin (in %)		67.0		69.4		69.3	66.4		69.7	0.6pp	–0.3pp	–0.4pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

3) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

(I.2)       Reconciliation of Cloud Revenues and Margins – Year-to-Date

€ millions, unless otherwise stated						Q1–Q3 2021			Q1–Q3 2020			∆ in %
		IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency3)
Cloud revenue – SaaS/PaaS1)	Intelligent Spend	2,066	0	2,066	93	2,159	2,061	0	2,061	0	0	5
	Other	4,063	0	4,063	134	4,198	3,350	2	3,352	21	21	25
	Total	6,129	0	6,129	227	6,356	5,411	2	5,413	13	13	17
Cloud revenue – IaaS2)		677	0	677	26	703	628	0	628	8	8	12
Cloud revenue		6,806	0	6,806	253	7,060	6,039	2	6,041	13	13	17
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend	78.7		79.3		79.3	78.7		79.0	0.0pp	0.3pp	0.3pp
	Other	66.9		70.5		70.4	64.9		70.4	1.9pp	0.1pp	0.0pp
	Total	70.9		73.4		73.4	70.2		73.7	0.7pp	–0.2pp	–0.2pp
Cloud gross margin – IaaS2) (in %)		34.2		35.3		34.8	32.5		33.5	1.6pp	1.8pp	1.4pp
Cloud gross margin (in %)		67.2		69.6		69.6	66.3		69.5	0.9pp	0.2pp	0.1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

3) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	25

(J)	Revenue by Region (IFRS and Non-IFRS)

(J.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2021					Q3 2020			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	850	0	850	–7	843	659	0	659	29	29	28
Americas	1,228	0	1,228	3	1,231	1,076	0	1,077	14	14	14
APJ	308	0	308	3	310	249	0	249	23	23	25
Cloud revenue	2,386	0	2,386	–1	2,384	1,984	0	1,984	20	20	20

Cloud and Software Revenue by Region
EMEA	2,642	0	2,642	–17	2,625	2,451	0	2,451	8	8	7
Americas	2,338	0	2,338	5	2,343	2,214	0	2,214	6	6	6
APJ	930	0	930	3	933	879	0	879	6	6	6
Cloud and software revenue	5,910	0	5,910	–9	5,901	5,544	0	5,544	7	7	6

Total Revenue by Region
Germany	1,087	0	1,087	0	1,087	952	0	952	14	14	14
Rest of EMEA	1,956	0	1,956	–20	1,936	1,908	0	1,908	3	3	1
Total EMEA	3,043	0	3,043	–20	3,024	2,860	0	2,860	6	6	6
United States	2,224	0	2,224	16	2,240	2,167	0	2,168	3	3	3
Rest of Americas	518	0	518	–10	508	494	0	494	5	5	3
Total Americas	2,742	0	2,742	6	2,748	2,661	0	2,662	3	3	3
Japan	324	0	324	14	338	317	0	317	2	2	7
Rest of APJ	735	0	735	–10	725	696	0	696	6	6	4
Total APJ	1,059	0	1,059	4	1,063	1,013	0	1,013	5	5	5
Total revenue	6,845	0	6,845	–10	6,834	6,535	0	6,535	5	5	5

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	26

(J.2)       Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2021					Q1–Q3 2020			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	2,397	0	2,397	22	2,420	1,936	0	1,936	24	24	25
Americas	3,519	0	3,519	205	3,723	3,352	2	3,354	5	5	11
APJ	890	0	890	26	917	751	0	751	18	18	22
Cloud revenue	6,806	0	6,806	253	7,060	6,039	2	6,041	13	13	17

Cloud and Software Revenue by Region
EMEA	7,692	0	7,692	49	7,740	7,291	0	7,291	5	5	6
Americas	6,674	0	6,674	386	7,061	6,759	2	6,761	–1	–1	4
APJ	2,722	0	2,722	79	2,801	2,599	0	2,599	5	5	8
Cloud and software revenue	17,088	0	17,088	514	17,602	16,649	2	16,651	3	3	6

Total Revenue by Region
Germany	3,044	0	3,044	3	3,047	2,798	0	2,798	9	9	9
Rest of EMEA	5,854	0	5,854	52	5,906	5,770	0	5,770	1	1	2
Total EMEA	8,898	0	8,898	54	8,952	8,568	0	8,568	4	4	4
United States	6,390	0	6,390	393	6,783	6,744	2	6,746	–5	–5	1
Rest of Americas	1,492	0	1,492	63	1,555	1,477	0	1,477	1	1	5
Total Americas	7,882	0	7,882	456	8,338	8,221	2	8,223	–4	–4	1
Japan	952	0	952	70	1,022	959	0	959	–1	–1	7
Rest of APJ	2,129	0	2,129	19	2,149	2,052	0	2,052	4	4	5
Total APJ	3,081	0	3,081	90	3,171	3,011	0	3,011	2	2	5
Total revenue	19,861	0	19,861	600	20,461	19,800	2	19,801	0	0	3

1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2021	27

(K)       Employees by Region and Functional Areas

Full-time equivalents				9/30/2021				9/30/2020
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,037	4,536	5,154	15,726	6,241	4,496	5,469	16,205
Services	8,138	5,582	6,038	19,758	8,119	6,013	5,869	20,001
Research and development	14,769	6,103	10,330	31,202	13,176	6,115	9,664	28,955
Sales and marketing	10,852	11,047	5,149	27,048	10,303	10,501	5,028	25,832
General and administration	3,310	2,130	1,158	6,598	3,165	2,149	1,225	6,538
Infrastructure	2,590	1,289	805	4,683	2,187	1,060	671	3,918
SAP Group (9/30)	45,696	30,685	28,634	105,015	43,190	30,334	27,925	101,450
Thereof acquisitions1)	390	63	45	498	0	0	0	0
SAP Group (nine months' end average)	45,006	30,422	28,187	103,616	43,169	30,285	27,801	101,255
1) Acquisitions closed between January 1 and September 30 of the respective year

SAP Quarterly Statement Q3 2021	28

Other Disclosures

(L)	Financial Income, Net

Finance income mainly consists of gains from disposals and fair value adjustments of equity securities totaling €704 million in the third quarter of 2021 (Q3/2020: €715 million) and €2,219 million in the first nine months of 2021 (Q1-Q3/2020: €1,048 million).

Finance cost were primarily impacted by losses from disposals and fair value adjustments of equity securities totaling €171 million in the third quarter of 2021 (Q3/2020: €44 million) and €399 million in the first nine months of 2021 (Q1-Q3/2020: €203 million).

For more information about Financial Income, Net, see the Notes to the 2021 Consolidated Half-Year Financial Statements, Note (C.3).

(M)	Business Combinations and Divestments

(M.1)	Business Combinations

Signavio GmbH

In January 2021, SAP announced it had entered into an agreement to acquire Signavio GmbH (Berlin, Germany) (“Signavio”), a leader in the enterprise business process intelligence and process management space. The purchase price was €949 million. The transaction closed on March 5th, following satisfaction of regulatory and other approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date (the initial accounting for the Signavio acquisition is still incomplete, thus the amounts recorded for some assets and liabilities are regarded provisional as of September 30, 2021).

For more information about Business Combinations, see the Notes to the 2021 Consolidated Half-Year Financial Statements, Note (D.1).

Clarabridge Inc.

On October 1, 2021 (after receipt of required regulatory approvals and satisfaction or waiver of other customary closing conditions), Qualtrics completed its previously announced acquisition of Clarabridge, Inc. (“Clarabridge”), a customer experience management software company headquartered in Reston, Virginia, USA, pursuant to an Agreement and Plan of Reorganization and Merger. The number of Qualtrics class A common stock issued to the sellers was fixed based on a valuation of US$1.125 billion (subject to certain adjustments) – the assumed Qualtrics share price was US$37.33. The consideration transferred will be calculated based on the acquisition date fair value of the common stock. Pursuant to joinder and lockup agreements signed by Clarabridge’s stockholders, the sale of the Qualtrics shares by the Clarabridge stockholders is subject to certain restrictions. The issuance of shares for this transaction will further dilute SAP’s ownership in Qualtrics to approximately 78%.

In addition, pursuant to the terms of the Merger Agreement, Qualtrics has (1) assumed, amended and restated Clarabridge stock plans, and (2) converted the assumed options to purchase shares of Clarabridge stock outstanding into corresponding Qualtrics options. Qualtrics will grant equity incentive awards to certain continuing employees of Clarabridge and its subsidiaries under their own Qualtrics equity plan at Qualtrics’ sole discretion.

Due to the timing of the close of the Clarabridge acquisition, the initial accounting for the business combination is incomplete and a preliminary allocation of purchase consideration cannot be estimated.

(M.2)	Divestments

As a result of the close of the transaction in September (following satisfaction of all closing conditions including regulatory approvals), SAP and investment company Dediq GmbH (“Dediq”) now jointly own the new “SAP Fioneer” entity (with SAP owning a minority share). SAP and SAP Fioneer have executed transition service and go-to-market agreements, among others. The disposal gain relating to the transfer of the business (predominantly IP and employees) was recorded in SAP’s “Other operating income/expense, net” (€77 million for both IFRS and non-IFRS).

(N)	Qualtrics Initial Public Offering (IPO)

On January 28, 2021, Qualtrics International Inc. successfully issued 12% of its shares on the Nasdaq Stock Market (NASDAQ). The IPO related cash inflow amounted to €1,847 million and the initial value of non-controlling interests in net assets was €909 million.

(O)	Share Based Payments

In the first nine months of 2021, 73.0 million equity-settled Qualtrics RSU (Retention Share Units) awards were granted to encourage and enable Qualtrics executives and employees to acquire an ownership interest in Qualtrics.

Upon completion of a voluntary exchange offer for eligible Qualtrics employees in conjunction with the IPO on January 28, 2021, 5.4 million of Qualtrics rights and 1.3 million SAP RSU awards were exchanged into 12.8 million Qualtrics RSU awards. The terms and conditions of the

SAP Quarterly Statement Q3 2021	29

voluntary exchange offer, including the exchange ratio, were designed to preserve the intrinsic value of the Qualtrics rights and SAP RSUs that were tendered. The modification date fair value of the Qualtrics RSU awards was US$30.00.

(P)	Financial Liabilities

In March 2021, SAP drew two short-term bank loans of €950 million and €500 million with tenors of one year. The loans can be repaid flexibly over time and bear interest at the Euribor reference rate plus 0.08% and 0.05%, respectively. In the same month, we repaid €500 million in Eurobonds. In June 2021, we repaid the outstanding €1,250 million of a term loan drawn in 2019 for the acquisition of Qualtrics. As at June 30, 2021, we had issued €1,080 million under our Commercial Paper (CP) program with short-term maturities, of which € 740 million were repaid during the third quarter of 2021. Additionally, as at September 30, 2021, we had issued further EUR 590 million under our Commercial Papers (CP) program with short-term maturities.

(Q)	Change in non-IFRS revenue measures

In the second quarter of 2021 and effective for the full year 2021, we changed our non-IFRS definition. We no longer adjust our IFRS revenue measures by including the full amount of recurring revenue that is not recognized under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions. The adjustment amounts were immaterial for the first nine months of 2021.

Thus, our IFRS revenue is equal to our non-IFRS revenue at actual currencies. Stated 2020 results are based on our 2020 non-IFRS definition.

The adjustment of our non-IFRS definition also impacts our operating profit (non-IFRS), profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic.

SAP Quarterly Statement Q3 2021	30